Exhibit 6.3

October 26, 2017

Jon Cohen

President and CEO

9430 Key West Avenue, Suite 100

Rockville, MD 20850

Superintendent Wen Jin Cherng

No. 5, Fuxing Street, Guishan District

Taoyuan City 333, Taiwan (R.O.C.)

Dear Superintendent Cherng:

Pursuant to discussions between the Parties, the Option Agreement to License and Commercialize Pan-Cancer Test Algorithm (“Agreement”) between CGMH and 20/20 GeneSystems shall be amended as follows:

Article XVII shall be added to the Agreement and shall state: The Parties agree that during the Term of the Agreement (but not after 20/20 takes custody of the algorithm and raw data), 20/20 may send data from patient specimens run in the United States to CGMH for processing, and CGMH will return the results of the analysis and patient reports to 20/20, for which CGMH will be paid $0.00 / patient for the first 50 patients and will be paid $20.00 per patient for each patient thereafter.

1.	Appendix A to Option Agreement, item No. 2., shall read:

“2. License Fee: $150,000.00 in cash and $300,000.00 in common stock. This fee will be due February 28, 2018. The share price would be based on 20/20’s last sale or written offer of stock to a professional investor as of the date that the License Agreement is entered.”

2.	Appendix A, item 4b shall read:

“b. Commercial Milestones: $100,000.00 cash due and payable upon the earlier of 20/20 reaching $2,000,000.00 in overall revenues, or when the cumulative profit margin due to sales directly attributable to the CGMH Technology is at least $450,000.00.

3.	The Option Fee described in Article IV(c) shall be due before November 30, 2017.

All other terms and conditions of the original Agreement, as herein amended, shall continue in full force and effect during the term of the Agreement. If the foregoing terms and conditions are acceptable, please sign, date and return a pdf version of this amendment to me by email at jcohen2020gene.com.

Very truly yours,		AGREED AND ACCEPTED:
20/20 GeneSystems		CHANG GUNG MEMORIAL HOSPITAL, LINKOU

By	/s/ Jonathan Cohen	By	/s/ Wen Jin Cherng
	Jonathan Cohen		Wen Jin Cherng Superintendent

Date	11/24/17	Date	Nov. 23. 2017